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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
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                            AMENDMENT NO. 1 TO
                              SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT
                   PURSUANT TO SECTION 14(d)(4) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                              Handy & Harman
                        (Name of Subject Company)

                              Handy & Harman
                   (Name of Person(s) Filing Statement)

                 Common Stock, par value $1.00 per share
                      (Title of Class of Securities)

                                410306104
                  (CUSIP Number of Class of Securities)

                           Paul E. Dixon, Esq.
                         Vice President, General
                          Counsel and Secretary
                              Handy & Harman
                             250 Park Avenue
                         New York, New York 10177
                              (212) 661-2400
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                           With a Copy to:

                        Milton G. Strom, Esq.
              Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue
                    New York, New York 10022-3897
                           (212) 735-3000
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      This Amendment supplements and amends as Amendment No. 1 the
Solicita tion/Recommendation Statement on Schedule 14D-9, originally filed on December 24, 1997 (the "Schedule 14D-9"), by Handy & Harman, a New York corporation ("Handy & Harman"), relating to the tender offer by HN Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 16, 1997, to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Handy &
Harman, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the
"Rights Agreement"), of Handy & Harman at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      On December 24, 1997, Handy & Harman distributed the following letter to its employees:

HANDY & HARMAN

                            ANNOUNCEMENT


To our employees:

            As you are undoubtedly aware, on December 16, 1997 WHX Corporation announced that its wholly owned subsidiary, HN Acquisition Corporation, commenced an unsolicited tender offer for any and all outstanding shares of common stock of Handy & Harman at $30 per share in cash.

            At a meeting of the Board of Directors on December 23, 1997, the Board reviewed the WHX offer and its terms and conditions with Handy & Harman management, along with guidance from its legal and financial advisors.

            After careful consideration, your Board of Directors has unanimously determined that WHX's offer is inadequate, is not in the best interests of Handy & Harman and its shareholders and does not adequately reflect the future prospects of the Company.

            Accordingly, the Board of Directors recommends that the Company's shareholders reject the WHX offer and not tender their shares pursuant to the offer.

            The Board and management of Handy & Harman extend to all of you and your families the warmest of seasons greetings along with our best wishes for a happy and healthy 1998. And, most of all, many thanks for your commitment and loyalty to the Company.

                                    Sincerely,

                                    /s/ Richard N. Daniel
                                    --------------------------------
                                    Richard N. Daniel
                                    Chairman and CEO





                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 1997                 HANDY & HARMAN


                                          By: /s/ Paul E. Dixon
                                            Paul E. Dixon
                                            Vice President, General Counsel
                                              and Secretary